Filed Pursuant to Rule 433

Registration No 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Dual Range Notes

Linked to the SIFMA Rate/3-Month U.S. Dollar LIBOR

due July 2022

(the “Notes”)

US$1,000 principal amount per unit

Private Offering Notice

Summary Terms

The Notes:

•     The Notes are designed for investors who anticipate that tax-exempt floating interest rates in the municipal debt market will not materially increase relative to taxable floating interest rates and wish to receive current income in the form of quarterly interest, where the amount of such interest depends on the number of business days on which either (i) the daily weighted average of the weekly SIFMA Municipal Swap Index (the “SIFMA Rate”) is less than 72% of the 3-Month U.S. Dollar LIBOR or (ii) the 3-Month U.S. Dollar LIBOR is less than 3.35%, each as described in the pricing supplement.

•     100% principal protection on the maturity date.

•     The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$75,000 for residents of the European Ecomonic Area), and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•     The Notes will not be listed on any securities exchange.

•     The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., and will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.:            .

•     The settlement date for the Notes is expected to be July    , 2007.

•     For any quarterly period for which interest shall be payable on the Notes, Merrill Lynch & Co., Inc. will pay such interest on the      day of January, April, July and October, beginning in October 2007.

•     During each quarterly interest period beginning on July    , 2007, interest on the principal amount of the Notes will accrue at         % per annum multiplied by the accrual feature.

•     The accrual feature will equal the quotient of (a) the sum of the number of business days during the applicable quarterly interest period in which either (i) the SIFMA Rate is less than 72% of the 3-Month U.S. Dollar LIBOR or (ii) the 3-Month U.S. Dollar LIBOR is less than 3.35%, over (b) the number of business days in that quarter, all as described herein.

Payment at Maturity:

•     For each $1,000 principal amount per unit of the Notes, Merrill Lynch & Co., Inc. will pay investors on the maturity date $1,000 plus any accrued and unpaid interest.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area member state, and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth in the pricing supplement and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(c)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(d)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

The date of this Notice is June 27, 2007.

This Notice supplements the Preliminary Pricing Supplement, dated June 27, 2007 and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, dated March 31, 2006.